SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                FOR THE MONTH OF
                                 DECEMBER 2000

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                          KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                         CURACAO, NETHERLANDS ANTILLES
                               (599) (9) 7366277
                    (address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                           Form 20-F _X_ Form 40-F__


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes__ No _X_


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[Logo Omitted]

              FOR ADDITIONAL INFORMATION
              Yitzhak Sharir               John W. Heilshorn, Jr./Jody Burfening
              Chief Executive Officer      Lippert/Heilshorn &
              Sapiens International        Associates Inc.
              Tel: +1-877-554-2426             Tel: +1-212-838-3777
                   +972-8-938-2905
              E-mail: itzick.s@sapiens.com     E-mail: jody@lai.com
                      -------------------      --------------------

            SAPIENS INTERNATIONAL ANNOUNCES PRIVATE PLACEMENT OF $15
                       MILLION CONVERTIBLE PREFERRED STOCK

     CONFIDENCE-BOOSTING INVESTMENT COMES AS SAPIENS ANNOUNCES SIGNIFICANT
                            SHORTFALL IN Q4 RESULTS

Research Triangle Park, NC - December 27, 2000 - Sapiens International Corporation N.V. (NASDAQ:SPNS) today announced that Yarnfield International Limited, an affiliate of the Magnum Technologies Fund, and Formula Systems
(1985) Ltd. (NASDAQ:FORTY) have agreed to invest $15 million in Sapiens in return for convertible preferred shares to be issued by the Company. All previous series of the Company's convertible preferred shares have either matured or been converted into common stock.

According to the terms of the private placement, which remains subject to shareholder approval, the preferred shares, which have a three-year term of maturity, may be converted into common stock at $1.50 per common share. The conversion price will be adjusted to 110% of the average closing sale price of the Company's common stock in the second half of August 2001 and the first half of March 2002, if the common shares are trading at less than $1.50 on either of those dates. The conversion price will not be adjusted to a price below $1.00 per common share.

Other key terms of the transaction include the investors' three-year option to invest an additional $15 million on the same terms as the current transaction. The investors will also be entitled to nominate representatives to the Company's Board of Directors, subject to shareholder approval at the annual general meetings of shareholders. The Company plans to present the transaction for shareholder approval as soon as practicable.

The investors have advanced the sum of $5 million to the Company. In the event shareholders do not approve the transaction, the Company will issue five million shares of common stock to the investors in consideration of the $5 million funding.

Commenting on the transaction, Itzick Sharir, President and CEO of Sapiens, stated: "This is a strategic investment by investors that have a deep understanding of our industry and are demonstrating a long-term commitment to the success of Sapiens. This capital raise, which is a significant achievement in light of current conditions in the financial markets, represents a clear vote of confidence in our future."

"We are turning the corner on a difficult year 2000, which was significantly impacted by the failed merger with Ness Technologies and the associated lack of focus on our core business and operations. As a result, our current expectations is that revenues for the fourth quarter of 2000 will not exceed $12 million and net losses for the quarter will be in the range of $22 million, which includes a significant amount of non-recurring expenses. Despite these short-term


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disappointments, we remain confident as we look ahead to 2001 and welcome the added value that our new investors bring to the Company and its base of shareholders."

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of enterprise-wide solutions for the rapid development of mission-critical software applications, including those associated with the emergence of e-business. The Company provides comprehensive software solutions that substantially improve software developer productivity, reduce the cost of building and maintaining software applications, and preserve investment in legacy systems. These solutions integrate the Company's core rules-based, object-oriented technology, efficient rapid application development (RAD) methodology, and comprehensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Principal Financial, Prudential and Siemens Energy and Automation and other multinational corporations. You are invited to visit us on the World Wide Web at http://www.sapiens.com.

ABOUT MAGNUM

The Magnum Technologies Fund is a European-based private equity fund that specializes in high growth technology companies, particularly in the areas of software and communications. Magnum's investment strategy is to acquire signigicant stakes in well-managed companies that have solid technology bases. Ron Zuckerman, Chairman of the Board of Sapiens, is an advisor to Magnum.

ABOUT FORMULA

Formula Systems (1985) Ltd. (Nasdaq: FORTY) is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

                                      ###

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         SAPIENS INTERNATIONAL CORPORATION N.V.
                                                     (Registrant)

Date: December 31, 2000                       By: /s/ Steve Kronengold/AG
                                                  -----------------------
                                                  Steve Kronengold/AG
                                                  General Counsel